[Capital Trust, Inc. Letterhead]

June 21, 2011

VIA EDGAR AND BY UPS

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention: Folake Ayoola

Re:                             Capital Trust, Inc.

Registration Statement on Form S-3

Filed June 1, 2011

File No. 333-174646

Ladies and Gentlemen:

At the request of the Staff of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to its letter of comment, dated June 17, 2011, on behalf of Capital Trust, Inc. (the “Company”), the Company hereby acknowledges that:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

CAPITAL TRUST, INC.

By:	/s/ Stephen D. Plavin
Name:	Stephen D. Plavin
Title:	Chief Executive Officer

cc: Michael L. Zuppone